Exhibit 2.3
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                                  PRESS RELEASE
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        First National Bank to Acquire Business of Sequoia National Bank


     South San Francisco, Calif.--(Business Wire)--November 5, 2004. FNB Bancorp (OTCBB:FNBG), a registered bank holding company and the parent of First National Bank of Northern California, based in South San Francisco, California, and Sequoia National Bank, based in San Francisco, California (OTCBB: SQNB), today announced that Sequoia National Bank and First National Bank of Northern California, together with Hemisphere National Bank, based in Miami, Florida, have entered into an Acquisition Agreement dated November 5, 2004, whereby First National Bank of Northern California would acquire all of the assets and San Francisco-based banking operations of Sequoia National Bank. The all-cash purchase price to be paid by First National Bank of Northern California in this transaction is valued at approximately $11.7 million or $2.45 per share. Under the terms of the Acquisition Agreement, Hemisphere National Bank would simultaneously acquire the remaining national bank charter of Sequoia National Bank, including Sequoia's regulatory authority to establish branch offices in California, representing approximately $0.11 per share in additional consideration (after estimated corporate taxes and other transaction related expenses) to the Sequoia National Bank shareholders. The transaction will be taxable to shareholders of Sequoia National Bank.

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     The Acquisition Agreement has been approved by the Boards of Directors of all three banks. The closing of the transactions contemplated by the Acquisition Agreement is presently expected to occur during the first quarter of 2005, subject to the satisfaction of various conditions, including approval of the shareholders of Sequoia National Bank, the receipt of all necessary bank regulatory approvals, and other conditions customary for transactions of this type.

     Peter T. Paul, Chairman and Chief Executive Officer of Sequoia National Bank, stated: "We are pleased to announce a transaction that is beneficial to our shareholders, employees and customers. The combination gives our customers access to a larger branch network, a broader array of banking services and a larger legal lending limit." Mr. Paul owns approximately 62% of the outstanding common stock of Sequoia National Bank.

     Thomas C. McGraw, Chief Executive Officer of FNB Bancorp and First National Bank of Northern California, stated: "This transaction provides us with a great opportunity to offer our unique style of community banking to Sequoia's customers and to better serve our existing customers who live and work in the San Francisco marketplace. We have succeeded in San Mateo County for 41 years by staying focused on our customers, employees and shareholders. That fundamental commitment will guide our efforts as we enter San Francisco."

     First National Bank of Northern California had approximately $485 million in total assets as of September 30, 2004, with eleven full-service banking offices in San Mateo County, and the Web address for First National Bank of Northern California is www.fnbnorcal.com. The common stock of FNB Bancorp is quoted on the OTC Bulletin Board under the symbol "FNBG.OB."

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     Sequoia National Bank had approximately $66 million in total assets as of
September 30, 2004, with offices at 65 Post Street and 699 Portola Drive in San Francisco. The common stock of Sequoia National Bank is quoted on the OTC Bulletin Board under the symbol "SQNB.OB."

     Further information regarding this transaction may be obtained by reference to the periodic reports filed by FNB Bancorp with the Securities and Exchange Commission.

     Cautionary Statement: This release contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those stated herein. Management's assumptions and projections are based on their anticipation of future events and actual performance may differ materially from those projected. Risks and uncertainties which could impact future financial performance include, among others, (a) competitive pressures in the banking industry; (b) changes in the interest rate environment; (c) general economic conditions, either nationally or regionally or locally, including fluctuations in real estate values; (d) changes in the regulatory environment; (e) changes in business conditions or the securities markets and inflation; (f) possible shortages of gas and electricity at utility companies operating in the State of California, and (g) the effects of terrorism, including the events of September 11, 2001, and thereafter, and the conduct of war on terrorism by the United States and its allies. Therefore, the information set forth herein, together with other information contained in the periodic reports filed by FNB Bancorp with the Securities and Exchange Commission, should be carefully considered when evaluating its business prospects. FNB Bancorp undertakes no obligation to update any forward-looking statements contained in this release.

For further information contact:

Thomas C. McGraw
Chief Executive Officer
Tel: (650) 875-4864     Fax: (650) 588-9695

James B. Ramsey
Senior Vice President and Chief Financial Officer
Tel: (650) 875-4862     Fax: (650) 588-9695

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